

*FOR IMMEDIATE RELEASE*

## HOME PROPERTIES REPORTS
## FOURTH QUARTER AND YEAR-END 2005 RESULTS
### FFO Per Share Exceeds Wall Street's Mean Estimate

***ROCHESTER, NY, February 23, 2006*** – Home Properties (NYSE:HME) today released financial results for the fourth quarter and year ending December 31, 2005. All results are reported on a diluted basis.

"Growth in same store rental rates, revenue and net operating income for the 2005 fourth quarter and full year contributed to the increase in Funds from Operations compared to the same periods in the prior year, despite a dramatic increase in natural gas heating costs," said Edward J. Pettinella, President and CEO. "Virtually all of Home Properties' earnings continue to come from our relatively predictable basic apartment real estate operations compared to others in the sector with income from a variety of ancillary sources. The significant decline in natural gas rates in the past couple of months, along with a low number of apartments available to rent, bode well for continued positive operating results in 2006."

Earnings per share ("EPS") for the quarter ended December 31, 2005 was $1.68, compared to $0.69 for the quarter ended December 31, 2004. The increase is primarily attributable to gains from the sale of real estate during the current quarter in excess of gains recorded in last year's quarter. During the current quarter, the Company recorded a $71.4 million gain (before minority interest) from sale of real estate. Results for the 2004 fourth quarter include a gain on sale of real estate of $25.9 million. In addition, the fourth quarter results for 2004 include a non-recurring $3.8 million charge to G & A expense in settlement of a lawsuit. EPS for the year ended December 31, 2005 was $2.33 compared to $1.18 for the year ended December 31, 2004. In addition to the fourth quarter differences for each year described above, the results for 2004 include an impairment charge of $9.9 million related to the sale of affordable limited partnerships and a $1.1 million impairment charge related to the sale of an apartment community.

For the quarter ended December 31, 2005, Funds From Operations ("FFO") was $34.2 million, or $0.72 per share, compared to $31.5 million, or $0.64 per share, for the quarter ended December 31, 2004. Fourth quarter results exceeded analysts' mean estimate as reported by Thomson and equate to an 11.9% increase over the prior year period on a per-share basis. Both periods have unusual expenses that management believes should be excluded for an appropriate comparison. The fourth quarter of 2005 includes $0.9 million in losses from Hurricane Wilma at the Company's Florida properties, or 1.9 cents per share. The fourth quarter of 2004 includes a $3.8 million legal settlement as described above, or 7.6 cents per share. After both of these unusual expenses are removed, the fourth quarter FFO was $.735 per share in 2005 compared to $.717 per share in 2004, a 2.6% increase on a per share basis.

For the year ended December 31, 2005, Funds From Operations ("FFO") was $137.6 million, or $2.84 per share, compared to $124.8 million, or $2.54 per share, for the year ended December 31, 2004, a 10.3% increase in total FFO from the prior year and an 11.8% increase on a per-share basis. A calculation of Operating FFO is supplied by the Company and is defined as FFO as computed in accordance with the NAREIT definition, adjusted for the addback of real estate impairment charges and losses on disposition of property which are no longer considered an addback under the NAREIT definition of FFO. The results for 2005 include a $0.4 million impairment charge related to the sale of affordable limited partnerships. The results for 2004 include an impairment charge of $9.9 million related to the sale of affordable limited partnerships and a $1.1 million impairment charge related to the sale of an apartment community. After adjusting for these items, Operating FFO for 2005 was $2.851 per share and for 2004 was $2.764 per share, a 3.1% increase on a per share basis.

A reconciliation of FFO and Operating FFO to GAAP net income is included in the financial data accompanying this news release.

Fourth Quarter Operating Results

For the fourth quarter of 2005, same-property comparisons (for 135 "Same Store" properties containing 38,468 apartment units owned since January 1, 2004) reflected an increase in total revenues of 3.9% compared to the same quarter a year ago. Net operating income ("NOI") increased by 2.1% from the fourth quarter of 2004. Property level operating expenses increased by 6.1% for the quarter, primarily due to increases in natural gas heating costs, water and sewer costs, and repairs and maintenance, offset in part by a reduction in personnel expense and property insurance.

Average economic occupancy for the Same Store properties was 93.4% during the fourth quarter of 2005, up from 92.4% during the fourth quarter of 2004. Average monthly rental rates increased 1.4% to $974 compared to the year-ago period. The 1.0% increase in occupancy added to the 1.4% increase in rental rates produced 2.5% growth in rental income. Additional revenue from the water and sewer and heat cost recovery programs, in lieu of rent increases, is included in the property other income line item, contributing to the increase in total revenue of 3.9% year over year. If the recovery were included in rent, average rents would be up 3.0% and total rental income would be up 4.0%.

On a sequential basis, compared to the 2005 third quarter results for the Same Store properties, total revenues were up 0.4% in the fourth quarter of 2005, expenses were up 6.7%, and net operating income was down 3.9%. Average economic occupancy decreased by 0.2%, with a 0.4% increase to average monthly rents. Occupancies for the 4,964 net apartment units acquired/developed between January 1, 2004 and December 31, 2005 (the "Recently Acquired Communities") averaged 95.5% during the fourth quarter of 2005, at average monthly rents of $1,075.

As the Company has announced the intention of exiting the Detroit region in its entirety, the properties in the Detroit portfolio (5,046 units) have been classified as held for sale at December 31, 2005. Therefore, the same-property operating comparisons for the remaining Core properties (for 116 "Core" properties containing 33,422 units, which excludes Detroit) reflected an increase in total revenues of 4.1% and an NOI increase of 3.0%. If natural gas utility costs had been limited to a 5% increase year over year versus the 38% actually experienced, the Core NOI results would have been 6.3% compared to the 3.0% reported.

"Our NOI results were very good, despite the effect of the huge increase in natural gas rates and the tough comparison in 2005 due to our strong relative level of NOI growth in the fourth quarter of 2004 and our sector-leading NOI performance in the prior three years," said Pettinella. "Our energy cost recovery program will significantly mitigate future effects of volatility in energy prices on our core portfolio."

Year-to-Date Operating Results

For the year ended December 31, 2005, same-property comparisons for the Same Store properties reflected an increase in total revenues of 2.8%, resulting in a 1.7% increase in net operating income compared to 2004. Property level operating expenses increased by 4.2%, primarily due to increases in natural gas heating costs, water and sewer, personnel expense and real estate taxes, offset in part by a reduction in property insurance.

Average economic occupancy for the Same Store properties was 93.1% during 2005, compared to 93.2% a year ago, with average monthly rents rising 2.0% year over year.

The same-property operating comparisons for the Core properties reflected an increase in total revenues of 3.3% and an NOI increase of 2.9%.

Acquisitions and Dispositions

The Company previously announced the acquisition during the 2005 fourth quarter of two adjacent apartment communities, Peppertree Farm and Cinnamon Run, in Silver Spring, Maryland with a total of 1,392 units for $164 million.

The Company also previously announced the sale during the fourth quarter of a high-rise apartment building in Rockville, Maryland (The Pavilion Apartments) and two apartment communities in Fredericksburg, Virginia (Wellington Lakes and Wellington Woods). A gain on sale (before minority interest) of $71.4 million is included in the 2005 fourth quarter results.

For the full year 2005, Home Properties acquired a total of seven communities with 2,430 units for total consideration of $284 million. During the same period, the Company sold four properties with a total of 816 units for a total consideration of $143 million. The weighted average expected first year cap rate for the acquired communities was 6.0% and for the sold properties was 4.0%.

The Company recently announced its progress on the sale of the Detroit portfolio. The portfolio, comprised of 19 properties containing 5,046 apartment units, was listed for sale on February 1, 2006 with CB Richard Ellis. A potential sale of the entire Michigan portfolio to a single buyer had not progressed as rapidly as originally expected, so the decision was made to offer the properties to a wider range of prospective buyers. The portfolio is expected to sell at a cap rate between 7.00% and 8.0% (based on 2006 projected NOI, after a 3% management fee and $300 per unit allowance for capital expenditures). At December 31, 2005, the portfolio averaged 93% physical occupancy, comprised 11.6% of total apartment units owned, and contributed approximately $21.5 million to the Company's 2005 net operating income (before any general and administrative overhead allocation). The net book value at the end of 2005 for the real estate assets was $219.8 million, which was encumbered by $73.6 million of debt with a weighted average interest rate of 7.02%. At the present time, the Company plans on pursuing the purchase of 1031 replacement properties with a total value of approximately $75 million, using debt at a level of 75%. The balance of the cash proceeds from the sale, assuming closing no later than June 30, will be used to repurchase Company common stock at a price which recently has been lower than the Company's published estimate of net asset value.

Update on Sale of Affordable Properties

During the fourth quarter of 2005, the Company continued to own the general partnership interest in one affordable property with a total of 868 units and is no longer pursuing the sale of the property. The Company will hold the property for use, concentrate on stabilizing the cash flow and manage it within the REIT portfolio. The property is no longer classified as held for sale as it had been for the first three quarters of 2005.

Capital Markets Activities

During the fourth quarter of 2005, the Company's additional capital raised (approximately $643,000) under its Dividend Reinvestment and Direct Stock Purchase Plan ("DRIP") netted to zero. The Company met share demand through share repurchase by the transfer agent in the open market instead of new share issuance. This removes the dilution caused by issuing new shares at a price less than the Company's published net asset value in an economic and efficient manner.

As of December 31, 2005, the Company's ratio of debt-to-total market capitalization was 48.7% (based on a stock price of $40.80 to determine equity value), with $82 million outstanding on its $140 million revolving credit facility and $5.4 million of unrestricted cash on hand. Mortgage debt of $1.8 billion was outstanding, at rates of interest averaging 5.9% and with staggered maturities averaging approximately seven years. Approximately 91% of total indebtedness is at fixed rates. Interest coverage averaged 2.3 times during the quarter (2.4 for the year); and the fixed charge ratio, which includes preferred dividends, averaged 2.2 times for both the quarter and year.

The Company's ratio of debt-to-total market capitalization was 42.5% as of December 31, 2004 based on a stock price of $43.00 to determine equity value. To provide a better comparison for the year-over-year change, the ratio at year end 2005, recalculated using a constant stock price of $43.00, would be 47.4%. In addition, the calculation using the stock price at February 7, 2006 ($47.22) is 45.1%.

The Company estimates its net asset value ("NAV") per share at December 31, 2005 to be $52.45 based on capitalizing at 6.3% the total of the annualized and seasonally adjusted fourth quarter property net operating income, plus a 3% growth factor, minus a management fee. The Company believes the cap rate used reflects current market conditions.

During the fourth quarter of 2005, the Company repurchased 1,226,005 of its common shares for approximately $48.9 million, or a weighted average price of $39.89 per share. For the year, the total shares repurchased were approximately 2.9 million shares for $116.2 million, or $40.24 per share (the 2005 quarter and annual numbers include approximately 108,000 shares which settled the first few days of 2006). As of December 31, 2005, the Company has Board authorization to buy back up to approximately 3.1 million additional shares of its common stock or Operating Partnership Units.

Outlook

For 2006, the Company expects FFO per share between $2.88 and $3.00 per share, which will produce FFO per share growth of 1.3% to 5.6% when compared to 2005 results.  This guidance range reflects management's current assessment of economic and market conditions and includes the assumption that the entire Detroit portfolio will be sold on June 30, 2006.  Additional assumptions for the 2006 projections are included with the published supplemental information.

The quarterly breakdown for the 2006 guidance on FFO per share results is as follows:  First quarter $0.58 to $0.61; second quarter $0.77 to $0.80; third quarter $0.78 to $0.81; fourth quarter $0.75 to $0.78.

Conference Call

The Company will conduct a conference call and simultaneous Webcast tomorrow at 11:00 AM Eastern Time to review and comment on the information reported in this release.  To listen to the call, please dial 800-618-9702 (International 212-341-7099).  A replay of the call will be available through March 3, 2006, by dialing 800-633-8284 or 402-977-9140 and entering 21279304.  The Company Webcast, which includes a slide presentation, will be available, live at 11:00 AM and archived by 2:00 PM, through the "Investors" section of our Web site, www.homeproperties.com, on the Investor Relations home page.

The Company produces supplemental information that provides details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt and net asset value.  The supplemental information is available via the Company's Web site, e-mail or facsimile upon request.

*This press release contains forward-looking statements.  Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved.  Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.*

*Home Properties is the sixth largest publicly traded apartment real estate investment trust in the United States.  The Company owns, operates, acquires and rehabilitates apartment communities in selected Northeast, Midwest, Mid-Atlantic and Southeast Florida markets.  Currently, Home Properties operates 158 communities containing 47,002 apartment units.  Of these, 43,433 units in 153 communities are owned directly by the Company; 868 units are partially owned and managed by the Company as general partner, and 2,701 units are managed for other owners.  For more information, visit Home Properties' Web site at* [www.homeproperties.com](www.homeproperties.com)*.*

Tables to follow.

| **Fourth Quarter Results** | **Avg. Economic Occupancy**[c] | | **Q4 '05** | **Q4 '05 vs. Q4 '04** | | |
|---|---|---|---|---|---|---|
| | | | Average Monthly Rent / Occ | % Rental Rate | % Rental Revenue | % NOI |
| | **Q4 '05** | **Q4 '04** | **Unit** | **Growth** | **Growth** | **Growth** |
| Core and Held-for-Sale Properties[a] | 93.4% | 92.4% | $ 974 | 1.4% | 2.5% | 2.1% |
| Acquisition Properties[b] | 95.5% | NA | $1,075 | NA | NA | NA |
| TOTAL PORTFOLIO | 93.6% | 92.4% | $ 983 | NA | NA | NA |

| **Year-To-Date Results** | **Avg. Economic Occupancy**[c] | | **YTD '05** | **YTD '05 vs. YTD '04** | | |
|---|---|---|---|---|---|---|
| | | | Average Monthly Rent / Occ | % Rental Rate | % Rental Revenue | % NOI |
| | **YTD '05** | **YTD '04** | **Unit** | **Growth** | **Growth** | **Growth** |
| Core and Held-for-Sale Properties[a] | 93.1% | 93.2% | $ 967 | 2.0% | 1.9% | 1.7% |
| Acquisition Properties[b] | 95.1% | NA | $1,049 | NA | NA | NA |
| TOTAL PORTFOLIO | 93.3% | 93.2% | $ 974 | NA | NA | NA |

[a] Core and Held-for-Sale Properties includes 135 properties with 38,468 apartment units owned throughout 2004 and 2005.

[b] Reflects 18 properties with 4,964 apartment units acquired/developed subsequent to January 1, 2004.

[c] Average economic occupancy is defined as total possible rental income, net of vacancy and bad debt expense as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

## HOME PROPERTIES, INC.
## SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
## (in thousands, except share and per share data – Unaudited)

| | Three Months Ended 31-Dec | | Twelve Months Ended 31-Dec | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| Rental income | $107,150 | $100,439 | $417,607 | $388,084 |
| Property other income | 6,817 | 5,236 | 23,590 | 18,722 |
| Interest income | 348 | 32 | 581 | 481 |
| Other income | 520 | 789 | 2,023 | 2,782 |
| Total revenues | 114,835 | 106,496 | 443,801 | 410,069 |
| Operating and maintenance | 51,801 | 46,886 | 198,974 | 181,206 |
| General and administrative | 5,209 | 9,482 | 19,652 | 23,978 |
| Interest | 25,793 | 22,102 | 97,898 | 83,078 |
| Depreciation and amortization | 24,688 | 20,875 | 90,232 | 79,683 |
| Impairment of assets held as General Partner | - | - | - | 1,116 |
| Total expenses | 107,491 | 99,345 | 406,756 | 369,061 |
| Income from operations | 7,344 | 7,151 | 37,045 | 41,008 |
| Equity in earnings (losses) of unconsolidated affiliates | - | - | - | ( 538) |
| Income before minority interest and discontinued operations | 7,344 | 7,151 | 37,045 | 40,470 |
| Minority interest in Limited Partnership | - | - | - | 441 |
| Minority interest in Operating Partnership | ( 1,990) | ( 1,682) | ( 10,147) | ( 10,702) |
| Income from continuing operations | 5,354 | 5,469 | 26,898 | 30,209 |
| Discontinued operations | | | | |
| Income (loss) from operations, net of minority interest | 2,023 | 1,787 | 639 | 5,784 |
| Gain (loss) on disposition of property, net of minority Interest | 47,685 | 17,722 | 53,975 | 11,417 |
| Discontinued operations | 49,708 | 19,509 | 54,614 | 17,201 |
| Income before loss on disposition of property | 55,062 | 24,978 | 81,512 | 47,410 |
| Gain (loss) on disposition of property, net of minority interest | - | - | - | ( 67) |
| Income before cumulative effect of change in accounting principle | 55,062 | 24,978 | 81,512 | 47,343 |
| Cumulative effect of change in accounting principle, net of minority interest | - | - | - | ( 321) |
| Net Income | 55,062 | 24,978 | 81,512 | 47,022 |
| Preferred dividends | ( 1,350) | ( 1,898) | ( 6,279) | ( 7,593) |
| Net income available to common shareholders(1) | $53,712 | $23,080 | $75,233 | $39,429 |

| | | | | |
|---|---|---|---|---|
| Reconciliation from net income available to common shareholders to Funds From Operations: | | | | |
| Net income available to common shareholders | $53,712 | $23,080 | $75,233 | $39,429 |
| Real property depreciation and amortization | 25,162 | 23,441 | 97,686 | 91,008 |
| Real property depreciation – unconsolidated | - | - | - | 556 |
| Impairment on general partnership investment – real estate | - | - | - | 945 |
| Loss on disposition of property | - | - | - | 50 |
| Minority Interest | 1,990 | 1,682 | 10,147 | 10,702 |
| Minority Interest – income (loss) from discontinued operations | 1,004 | 837 | 310 | 2,855 |
| Loss (gain) on disposition of discontinued operations | (47,685) | (17,531) | (46,650) | (21,143) |
| Loss from early extinguishment of debt in connection with sale of real estate | - | 36 | - | 36 |
| Cumulative effect of change in accounting principle | - | - | - | 321 |
| FFO - basic (2) | $34,183 | $31,545 | $136,726 | $124,759 |

# HOME PROPERTIES, INC.
## SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
### (in thousands, except share and per share data – Unaudited)

|  | Three Months Ended 31-Dec | | Year Ended 31-Dec | |
|---|---|---|---|---|
|  | 2005 | 2004 | 2005 | 2004 |
| FFO – basic | $ 34,183 | $ 31,545 | $136,726 | $124,759 |
| Preferred dividends - convertible preferred stock [3] | - | - | 880 | - |
| **FFO – diluted** | $ 34,183 | $ 31,545 | $137,606 | $124,759 |
| FFO – basic | $ 34,183 | $ 31,545 | $136,726 | $124,759 |
| Preferred dividends - convertible preferred stock | - | 548 | 880 | 2,194 |
| (Gain)loss on disposition of discontinued operations | - | - | 400 | 11,017 |
| **FFO - operating [5]** | $ 34,183 | $ 32,093 | $138,006 | $137,970 |
| FFO – basic | $ 34,183 | $ 31,545 | $136,726 | $124,759 |
| Preferred dividends - convertible preferred stock | - | 548 | 880 | 2,194 |
| Recurring non-revenue generating capital expenses | (5,526) | (5,610) | (21,886) | (22,166) |
| **AFFO [7]** | $ 28,657 | $ 26,483 | $115,720 | $104,787 |
| FFO – operating | $ 34,183 | $ 32,093 | $138,006 | $137,970 |
| Recurring non-revenue generating capital expenses | (5,526) | (5,610) | (21,886) | (22,166) |
| **AFFO - operating** | $ 28,657 | $ 26,483 | $116,120 | $115,804 |
| Weighted average shares/units outstanding: | | | | |
| Shares – basic | 31,680.3 | 33,172.7 | 31,962.1 | 32,911.9 |
| Shares – diluted | 31,983.3 | 33,670.2 | 32,328.1 | 33,314.0 |
| Shares/units – basic [4] | 47,420.1 | 48,767.3 | 47,714.3 | 48,675.0 |
| Shares/units – diluted [4] | 47,723.0 | 49,264.9 | 48,411.3 | 49,077.1 |
| Per share/unit: | | | | |
| Net income – basic | $1.70 | $0.70 | $2.35 | $1.20 |
| Net income – diluted | $1.68 | $0.69 | $2.33 | $1.18 |
| FFO – basic | $0.72 | $0.65 | $2.87 | $2.56 |
| FFO – diluted | $0.72 | $0.64 | $2.84 | $2.54 |
| Operating FFO – diluted, before real estate impairments [5][6] | $0.72 | $0.64[6] | $2.85 | $2.76[6] |
| AFFO [6] | $0.60 | $0.53[6] | $2.39 | $2.10[6] |
| Operating AFFO – before real estate impairments [5][6][7] | $0.60 | $0.53[6] | $2.40 | $2.32[6] |
| Common Dividend paid | $0.64 | $0.63 | $2.53 | $2.49 |

[1] Net income available to common shareholders does not include the possible impact, if any, of the Company's adoption of FIN 47 "Accounting for Conditional Asset Retirement Obligations" for the quarter and year ended December 31, 2005. The effect of adoption, which would be presented as a cumulative effect of change in accounting principle, may reduce net income and earnings per share; however it has no impact on FFO.

[2] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, minority interest and extraordinary items plus depreciation from real property.  Other similarly titled measures may not be calculated in the same manner.

[3] The convertible preferred stock had an anti-dilutive effect on the per-share calculation, therefore, the convertible preferred dividends are not included in FFO diluted for the three months and year ended December 31, 2004. The convertible preferred stock was converted into common shares on May 26, 2005, therefore there were no convertible preferred dividends to consider for the fourth quarter 2005 calculation.

[4] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock.  Diluted includes additional common stock equivalents.

[5] Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the addback of real estate impairment charges and the (gain) loss on disposition of property.  This is presented for a consistent comparison of how NAREIT defined FFO in 2003.

[6] The diluted shares/units for the three months and year ended December 31, 2004 used for Operating FFO are 50,098.2 and 49,910.5, respectively.

[7] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $525 per apartment unit.  The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

## HOME PROPERTIES, INC.
## SUMMARY CONSOLIDATED BALANCE SHEETS
### (in thousands, except share and per share data - Unaudited)

|  | December 31, | |
|---|---|---|
|  | **2005** | **2004** |
| Land | $ 402,299 | $ 402,620 |
| Construction in progress | 4,471 | 1,627 |
| Buildings, improvements and equipment | 2,704,372 | 2,640,943 |
| Real estate held for sale or disposal, net | 219,776 | 78,711 |
|  | 3,330,918 | 3,123,901 |
| Accumulated depreciation | (446,367) | (405,919) |
| Real estate, net | 2,884,551 | 2,717,982 |
|  |  |  |
| Cash and cash equivalents | 5,391 | 7,925 |
| Cash in escrows | 36,760 | 43,883 |
| Accounts receivable | 7,386 | 6,664 |
| Prepaid expenses | 16,141 | 18,224 |
| Deferred charges | 11,156 | 13,778 |
| Other assets | 12,536 | 8,340 |
| Other assets held for sale | 3,949 | - |
|  |  |  |
| Total assets | $2,977,870 | $2,816,796 |
|  |  |  |
| Mortgage notes payable | $1,768,483 | $1,644,722 |
| Line of credit | 82,000 | 58,000 |
| Accounts payable | 19,458 | 24,600 |
| Accrued interest payable | 8,274 | 8,876 |
| Accrued expenses and other liabilities | 22,565 | 26,750 |
| Security deposits | 21,742 | 22,651 |
| Liabilities held for sale | 75,267 | - |
|  |  |  |
| Total liabilities | 1,997,789 | 1,785,599 |
|  |  |  |
| Minority interest | 323,269 | 310,775 |
| Stockholders' equity | 656,812 | 720,422 |
|  |  |  |
| Total liabilities and stockholders' equity | $2,977,870 | $2,816,796 |
|  |  |  |
| Total shares/units outstanding: |  |  |
| Common stock | 31,184.3 | 32,625.4 |
| Operating partnership units | 16,716.7 | 15,591.3 |
| Series D convertible cumulative preferred stock* | - | 833.3 |
|  | 47,901.0 | 49,050.0 |

*Potential common shares

# # #

## *For further information:*

*David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113*
*Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237*